July 28, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Mr. David Link, Esq.
Assistant Director

Re:	Omagine, Inc.
Registration Statement on Form S-1
File No. 333-175168
Filed on June 28, 2011
Form 10-K for the fiscal year ended December 31, 2011

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter dated July 18, 2011 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the Company’s filing on June 28, 2011 of a Registration Statement on Form S-1 (the “S-1 Filing”) and the above referenced annual filing (the “10-K Filing”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff 's letter.

Form S-1 Filed on June 28, 2011

1.
Please advise us when you will file post-effective amendments to your registration statements (File Numbers 333-167064 and 333-156928) to deregister unsold shares pursuant to your prior SEDA agreement.

Response

On July 27, 2011, the Company filed post-effective amendments to its registration statements (File Numbers 333-167064 and 333-156928) to deregister unsold shares.

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on April 15, 2011

2.	Please amend your Form 10-K for the fiscal year ended December 31, 2010 to include the disclosure required by Item 308 of Regulation S-K.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response

On July 27, 2011 the Company amended the 10-K Filing by filing the Amended 10-K Filing which included the disclosure required by Item 308 of Regulation S-K.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing mentioned above. If you or others have any questions or would like additional information, please contact feel free to contact me at (212) 981-6772.

Very truly yours,

	By:	/s/ David B. Manno
David B. Manno

cc: Frank J. Drohan

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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